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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

December 15, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464
Post-Effective Amendment No. 76

Dear Ms. Browning:

On October 11, 2016 Ohio National Fund, Inc. (the “Registrant”) filed a post-effective amendment to its registration statement (the “Post-Effective Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On November 22, 2016 you provided comments to the Post-Effective Amendment to me by telephone to which Registrant responded via EDGAR correspondence on December 7, 2016. On December 9, 2016 you provided additional comments to the Post-Effective Amendment to me by telephone.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 77 filed pursuant to Rule 485(b).

Comments

1. Prior Performance of S&P MidCap 400 Index Portfolio. Please provide historical performance information for the Portfolio.

Response: Registrant has added the historical performance information for the S&P MidCap 400 Index Portfolio in Item 4. Registrant has also added the following disclosure to the paragraph immediately preceding the performance table and bar chart disclosing that the performance shown is that of the Portfolio under a different strategy managed by a different sub-adviser:

Geode began sub-advising the Portfolio under its current strategy on December 19, 2016. From the Portfolio’s inception through December 18, 2016, the Portfolio was managed by First Trust Advisors L.P. using a different strategy. Performance returns shown below for periods prior to December 19, 2016 are those of First Trust Advisors L.P. and are not indicative of returns of the current strategy or sub-adviser.

December 15, 2016

pg. 2

2. Use of derivatives in Rule 35d-1 calculation – For Portfolios that must comply with Rule 35d-1, please indicate whether or not derivatives are used to meet the 80% investment requirement. Additionally, to the extent a Portfolio includes derivatives in its “80% basket” please describe supplementally how such investments are valued.

Response: At present, none of the Portfolios that is required to comply with Rule 35d-1 uses derivatives to meet the 80% investment requirement. To the extent a Portfolio needs to use derivatives to meet the requirements of Rule 35d-1, it will value the derivative investment by looking at the Portfolio’s exposure to the reference asset. Registrant believes this methodology is consistent with the requirements of Rule 35d-1 and industry practice.

3. Clarification on types of asset used to comply with Rule 35d-1 – Please revise disclosure to clarify, for those Portfolios with an 80% test, how compliance with the 80% investment requirement will be calculated.

Response: Registrant notes that existing Item 9 disclosure provides, “Each of the following Portfolios, under normal market conditions, invests at least 80% of net assets, plus any borrowings for investment purposes, in the type of securities reflected in the name of the Portfolio and as described in the respective Portfolio’s Principal Investment Strategies….”

Registrant has added or revised existing disclosure in each relevant Portfolio’s Item 4 strategy section to clarify that the Portfolio invests 80% of its total assets (defined as net assets plus borrowing for investment purposes) in the type of securities reflected in its name.

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Please contact me at (513) 794-6779 should you have any questions.

Sincerely,

/s/ Emily Bae

Emily Bae

Senior Assistant Counsel